

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Via E-mail
Lee Kraus
Chief Executive Officer
Blue Wolf Mongolia Holdings Corp.
Two Sound View Drive
Greenwich, CT 06830

> **Re: Blue Wolf Mongolia Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed April 8, 2011**
> **File No. 333-173419**

Dear Mr. Kraus:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance from FINRA.

2.   Please tell us whether you intend to register a class of your securities pursuant to Section 12 of the Exchange Act in connection with this offering.

3.   It appears that you and your affiliates may have the ability to approve a business combination without the concurrence of the independent shareholders. If true, please provide appropriate disclosure to this effect.

4.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after

our review. If you are not in a position to file your legal opinion with the next
amendment, please provide a draft copy for us to review.

Summary, page 1

5.   Please strive to eliminate the use of redundant and repetitive disclosure throughout your
        prospectus. You may need to evaluate and/or reconsider the manner in which you have
        presented the information so that your disclosure is consistent with the principles set forth
        in Rule 421(b) of Regulation C. For example, your summary is 20 pages long, repeats
        information from elsewhere in your document, and does not consistently present key
        aspects of your offering in clear, plain language, such as, by way of example only, the
        proceeds to be held in the trust account as discussed on page 9. Please revise the
        summary section specifically and throughout as appropriate.

6.   Please specifically disclose the factual basis for and provide support in your response
        letter for beliefs and opinions expressed in the registration statement, including, for
        example, the following:
        •   The Mongolian economy is growing rapidly; and
        •   While the growth rate of China's GDP in 2010 was just over 10%, the GDP for
                these provinces grew at more than 15% over the same time period.

7.   We note your disclosure that you have not contacted any potential target businesses nor
        initiated, whether directly or indirectly, any discussions with respect to effecting any
        potential business combination. Please clarify whether you have been contacted with
        respect to a potential business combination. Please revise your disclosure to clarify
        whether any evaluations and/or discussions of potential acquisition candidates occurred
        before Blue Wolf's incorporation.

8.   Please revise to decrease or eliminate the bulleted definitions. Glossaries are generally
        inappropriate in the summary. Instead, revise as appropriate so that your disclosure is
        clear from its context and use everyday language. See Rule 421(b)(3) of Regulation C.

9.   Please briefly explain the function and role of your sponsor.

10.   We note the detailed descriptions in your summary of the business experience of
        "certain" members of your management team. Such detailed descriptions of
        management's experience are not appropriate for the summary. In addition, the
        descriptions contained in the summary appear identical to the descriptions contained in
        the Proposed Business section of your prospectus. The prospectus summary should not
        merely repeat the text of the prospectus but should provide a brief overview of the key
        aspects of the offering. See Item 503(a) of Regulation S-K. To the extent you retain any
        description of management's experience in your summary, please identify the three
        members of your management team and limit your discussion to a succinct, high-level
        overview.

The Offering

General, page 5

11.   We note your disclosure regarding the sponsor warrants. Please expand your disclosure in an appropriate section to discuss how you determined the pricing of the sponsor warrants.

12.   You disclose that you will not pay any fee, reimbursement, or other cash payment to your insiders prior to the consummation of an initial business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation – such as stock, options, etc.

13.   Please disclose how you will resolve any disputes relating to whether a public stockholder is acting "in concert" or as "a group" in determining whether to restrict conversion rights.

Risk Factors

We may engage in our initial business combination …, page 35

14.   You state that potential conflicts of interest may exist and, as a result, the terms of the business combination may not be as advantageous to your public shareholders as they would be absent any conflicts of interest. Please explain how your officers and directors will comply with their duties to your shareholders required by law.

Use of Proceeds, page 52

15.   Please revise your disclosure to discuss how you determined the amounts of possible expenses you anticipate incurring in searching for a target business.

16.   Please revise to include the underwriting commissions in the total offering expenses or clearly distinguish these costs as a separate expense by underscoring such amounts.

Dilution, page 59

17.   Please provide the calculations that support the net tangible book value before this offering of $(0.04). To the extent that the denominator excludes the 262,500 sponsor shares that are subject to forfeiture should the underwriters not exercise their over-allotment, please explain further how you determined that such shares should be excluded from your calculations of net tangible book value before the offering.

Proposed Business

Opportunities in Mongolia, page 66

18.   Please provide support for the following statements. Where you rely on third-party sources, for example, Golomt Bank, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. In addition, please tell us whether any of the reports or source documents relied upon were commissioned by you.

- Golomt Bank, one of Mongolia's three largest banks, estimates the value of the proven reserves of the 11 biggest mines in the country at $1.5 trillion.
- Official surveys show that approximately 75% of Mongolia has yet to be properly explored for mining deposits.
- Golomt Bank, a bank based in Ulaanbaatar, Mongolia, expects GDP to rise from $6.0 billion in 2010 to between $25.0 billion and $30.0 billion by 2015 to 2017.
- GDP growth in 2010 is estimated to have been 15%.
- In 2011, the rate of growth is expected to accelerate to 30%, and then to accelerate to more than 40% in 2012 and 2013.
- Tavan Tolgoi, which contains coal deposits in excess of 6.0 billion tons, and the second new, major project, will start production shortly thereafter.
- Currently, less than 25% of the country has been properly explored so the potential for the discovery and development of large, new ore bodies remains substantial.
- The government has laid out ambitious plans to build approximately 8,000 kilometers of roads and 5,000 kilometers of railways.
- GDP per capita is expected to increase from approximately $2,000 currently to $10,000 in 2015 to 2017.

Business Strategy, page 68

19.   You indicate that "[e]ach of our officers has agreed … to present to us for our consideration, prior to presentation to any other entity, any business opportunity with an enterprise value of $60.0 million or more, subject to any pre-existing fiduciary or contractual obligations he might have." Please tell us how these agreements were memorialized. To the extent any arrangements have been documented in writing, please file copies of the arrangements as exhibits to your registration statement. Further, please elaborate on the potential or existing fiduciary duties and pre-existing contractual obligations of your officers. Consider providing examples of fiduciary duties or pre-existing contractual obligations to which your officers may be or are subject which may affect Blue Wolf. This information should also be disclosed in your "Conflicts of Interest" section.

Competitive Strengths, page 70

20. You state "[a]s an existing public company, we offer a target business an alternative to the traditional initial public offering through a merger or other business combination." Please balance your disclosure by noting that while your status as a public company may be attractive to some potential businesses, the blank check type structure may be a deterrent in acquiring others.

Certain Relationships and Related Party Transactions, page 105

21.   We are unable to locate the disclosure required by Item 404(b) of Regulation S-K. Please advise or revise.

Note 1. Organization and Business Operations

Fiscal Year End, page F-7

22.   We note that you have selected February 28th as the company's fiscal year end. However, we further note your references throughout the registration statement to fiscal year ending December 31, 2012. Specifically, we refer you to disclosures on pages 42, 64 and 94. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3462, with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel